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                             January 3, 2023

       Jai Li
       Chief Executive Officer
       U Power Limited
       2F, Zuoan 88 A, Lujiazui
       Shanghai, People   s Republic of China

                                                        Re: U Power Limited
                                                            Registration
Statement on Form F-1
                                                            Filed December 22,
2022
                                                            File No. 333-268949

       Dear Jai Li:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Management
       Compensation of Directors and Executive Officers, page 119

   1. Please update your disclosure in this section to reflect the year ended December 31, 2022.
       Exhibits Index, page II-3

   2. We note that you have filed forms of many of the required exhibits. Please final executed versions of the
exhibits in a pre-effective amendment to this registration statement.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jai Li
U Power Limited
January 3, 2023
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Charles Eastman at 202-551-3794 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 with any other questions.



FirstName LastNameJai Li                                   Sincerely,
Comapany NameU Power Limited
                                                           Division of
Corporation Finance
January 3, 2023 Page 2                                     Office of
Manufacturing
FirstName LastName